SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Appendix 3B

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional

securities and agreement

Information or documents not available now must be given to ASX as soon as available.

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12

Name of entity:
PRANA BIOTECHNOLOGY LIMITED (ASX: PBT)

ABN:
37 080 699 065

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	a) Ordinary Shares b) Unlisted Options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	a) 59,171,610 b) 1,200,000

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	a) Pari passu with existing Ordinary Shares (PBT) b) Unlisted Options exercisable at AUD$0.25 on or before 6 April 2018

+ See chapter 19 for defined terms.
Appendix 3B Page 1	01/08/2012

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	a) Yes (PBT) b) Yes, upon exercise of Ordinary Shares

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for
       the next dividend, (in the case of a trust,
       distribution) or interest payment
•     the extent to which they do not rank
       equally, other than in relation to the
       next dividend, distribution or interest
payment

5	Issue price or consideration	a) $16,378,781 b) Nil consideration – Options issued under ESOP

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	a) Including the exercise of 216,750 (PBTAI)
        Options, to fund the Company’s current clinical
        development, research programs and working
        capital (as part of an on-going placement).
b)     As per Employee Incentive Scheme and
Consulting Agreements

6a	Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i	Yes

6b	The date the security holder resolution under rule 7.1A was passed	28 November 2013

6c	Number of +securities issued without security holder approval under rule 7.1	a) 51,039,922

6d	Number of +securities issued with security holder approval under rule 7.1A	a) 6,914,938

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	a) 216,750

6f	Number of securities issued under an exception in rule 7.2	a) 1,000,000 shares b) 1,200,000 options

+ See chapter 19 for defined terms.
Appendix 3B Page 2	01/08/2012

6g	If securities issued under rule 7.1A:	• Yes
	• was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? • Include the issue date, • and both values. • Include the source of the VWAP calculation.	• Issue date: 7 April 2014. o VWAP : $0.4771 o Issue Price: $0.3578 per share. • Source of VWAP Calculation: IRESS

6h	If securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer annexure 1

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3-7 April 2014

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in section 2 if applicable)	488,646,960	Ordinary Shares (PBT)

+ See chapter 19 for defined terms.
Appendix 3B Page 3	01/08/2012

9	Number and +class of all +securities not quoted on ASX (including the securities in section 2 if applicable)

		Class of Securities
ASX Code	Number	Security Type	Exercise Price	Expiry Date	Issued under an ESOP
PBTAA	200,000	Unlisted Options	AUD$0.61	24 Oct 2018	2004 ASX Plan
PBTAB	180,000	Unlisted Options	$Nil	7 Aug 2014	2004 ASX Plan
PBTAC	1,649,573	Unlisted Options	AUD$0.37	25 June 2018	2004 ASX Plan
PBTAD	360,000	Unlisted Options	AUD$0.73	3 Nov 2018	2004 ASX Plan
PBTAE	1,200,000	Unlisted Options	AUD$1.04	11 Dec 2018	2004 ASX Plan
PBTAF	300,000	Unlisted Options	AUD$1.12	5 Feb 2019	2004 ASX Plan
PBTAI	2,166,995	Unlisted Options	AUD$0.225	24 Mar 2015	-
PBTAO	612,397	Unlisted Options	AUD$0.17	24 Feb 2016	-
PBTAQ	8,500,000	Unlisted Options	AUD$0.33	13 Dec 2017	2004 ASX Plan
PBTAU	1,000,000	Unlisted Options	AUD$0.25	19 Dec 2014	2004 ASX Plan
PBTAW	1,119,519	Unlisted Options	AUD$0.25	20 Mar 2017	2004 ASX Plan
PBTAY	306,490	Unlisted Options	AUD$0.66	4 Aug 2018	2004 ASX Plan
PBTAZ	360,000	Unlisted Options	AUD$0.66	1 Oct 2018	2004 ASX Plan
New Class	1,200,000	Unlisted Options	AUD$0.25	6 Apr 2018	2004 ASX Plan
TOTAL	19,154,974

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

+ See chapter 19 for defined terms.
Appendix 3B Page 4	01/08/2012

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents
Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

+ See chapter 19 for defined terms.
Appendix 3B Page 5	01/08/2012

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

✓

34	Type of securities
(tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.
Appendix 3B Page 6	01/08/2012

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now
(if issued upon conversion of another security, clearly identify that other security)
Example: In the case of restricted securities, end of restriction period

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.
Appendix 3B Page 7	01/08/2012

Quotation Agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign Here:
	Company Secretary	Date: Monday 7th April 2014

Print Name:	Mr Richard Revelins

The CFO Solution
07.04.2014

+ See chapter 19 for defined terms.
Appendix 3B Page 8	01/08/2012

Appendix 3B – Annexure 1

Calculation of placement capacity under rule

7.1 and rule 7.1A for +eligible entities

Introduced 01/08/12

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid ordinary securities on issue 12 months before date of issue or agreement to issue	344,143,038
Add the following:
• Number of fully paid ordinary securities issued in that 12 month period under an exception in rule 7.2	15,952,872
• Number of fully paid ordinary securities issued in that 12 month period with shareholder approval	58,801,500
• Number of partly paid ordinary securities that became fully paid in that 12 month period	Nil
Note:
• Include only ordinary securities here – other classes of equity securities cannot be added
• Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
• It may be useful to set out issues of securities on different dates as separate line items
Subtract the number of fully paid ordinary securities cancelled during that 12 month period	Nil
“A”	418,897,410

Step 2: Calculate 15% of “A”
“B”	0.15
[Note: this value cannot be changed]
Multiply “A” by 0.15	62,834,612

+ See chapter 19 for defined terms.
Appendix 3B Page 9	01/08/2012

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of equity securities issued or agreed to be issued in that 12 month period not counting those issued:
• Under an exception in rule 7.2
• Under rule 7.1A
• With security holder approval under rule 7.1 or rule 7.4	62,834,612
Note:
• This applies to equity securities, unless specifically excluded – not just ordinary securities
• Include here (if applicable ) the securities the subject of the Appendix 3B to which this form is annexed
• It may be useful to set out issues of securities on different dates as separate line items
“C”	62,834,612

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15	62,834,612
Note: number must be same as shown in Step 2
Subtract “C”	62,834,612
Note: number must be same as shown in Step 3
Total [“A” x 0.15] – “C”	0
[Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.
Appendix 3B Page 10	01/08/2012

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A”	418,897,410
Note: number must be same as shown in Step 1 of Part 1

Step 2: Calculate 10% of “A”
“D”	0.10
Note: this value cannot be changed
Multiply “A” by 0.10	41,889,741

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used
Insert number of equity securities issued or agreed to be issued in that 12 month period under rule 7.1A	6,914,938
Notes:
• This applies to equity securities – not just ordinary securities
• Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed
• Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained
• It may be useful to set out issues of securities on different dates as separate line items
“E”	6,914,938

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10	41,889,741
Note: number must be same as shown in Step 2

Subtract “E”	6,914,938
Note: number must be same as shown in Step 3

Total [“A” x 0.10] – “E”	34,974,803
Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.
Appendix 3B Page 11	01/08/2012

ASX ANNOUNCEMENT

Information disclosed under LR 3.10.5A and 7.1A.4(b)

[ASX Code: PBT]

Prana advises that 58,171,610 New Ordinary Shares have been issued via the ‘At The Market’ (ATM) facility operating in the US and 1,000,000 New Ordinary Shares have been issued under the ESOP, in total raising approximately A$16,378,781.

Of the total 59,171,610 shares issued today; 6,914,938 were issued under listing rule 7.1A raising A$2,474,317.

Prana will continue to make use of a variety of financing options in order to take its lead compound, PBT2, to market over the coming years. These options include Capital Raisings, Government Grants, Private Grants, Tax Rebate Programs, Licencing agreements and the ATM facility.

The following information is disclosed under ASX LR 3.10.5A in relation to the 6,914,938 securities issued under LR 7.1A.

a)	Details of dilution to the existing holders of ordinary securities caused by the issue.

	Pre placement Qty, including issued under LR7.1 and LR7.2	% of Qty issued	Qty issued under LR 7.1A	Total issued Shares post LR71.A issue	% of post LR7.1A issue held
Qty of ordinary shares held by existing shareholders participating in issue	-	-	-	-	-
Qty of ordinary shares held by existing shareholders not participating in the LR7.1A issue	481,732,022	-	-	481,732,022	98.58%
Qty of ordinary shares issued to new shareholders under the LR7.1A issue	-	1.44%	6,914,938	6,914,938	1.42%
Total ordinary shares	481,732,022	1.44%	6,914,938	488,646,960	100%

+ See chapter 19 for defined terms.
Appendix 3B Page 12	01/08/2012

b)	Where the equity securities were issued for cash consideration, a statement of the reasons why the issue was made under LR 7.1A and not as another type of issue which existing ordinary security holders would have been eligible to participate.

Due to the cost and timing benefits the funds have been raised utilising the Company’s ATM facility in the US. The funds will be used to accelerate the regulatory pathway of its key clinical asset PBT2.

c)	Details of any underwriting arrangements, including fees payable to the underwriter.

No underwriting arrangements were entered into.

d)	Any other fees or costs incurred in connection with the issue.

The Company incurred a broker commission fee equal to 3% of funds raised.

For and on behalf of the Company,

Richard Revelins
Company Secretary

+ See chapter 19 for defined terms.
Appendix 3B Page 13	01/08/2012

Cleansing Statement

Notice Under Section 708A(5) of the Corporations Act

[ASX Code: PBT]

Monday 7th April 2014

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

Type:	Ordinary Shares
Class/Description:	Ordinary Fully Paid Shares
ASX Code:	PBT
Date of Issue:	3-7 April 2014
Number Issued:	59,171,610
Issue Price:	AUD$16,378,781

Accordingly the Company gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the "Corporations Act") that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(i)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(ii)	section 674 Corporations Act; and

3.	as at the date of this notice there is no "excluded information" (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

For and on behalf of the Company,

Richard Revelins
Company Secretary
Prana Biotechnology Limited

+ See chapter 19 for defined terms.
Appendix 3B Page 14	01/08/2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

April 7, 2014